DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000
Seattle, Washington 98104-7044
T	206.839.4824
F	206.839.4801
W	www.dlapiper.com

February 23, 2010

Ms. Mellissa C. Duru, Esq.

Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Extreme Networks, Inc.
Schedule TO-I (Filed February 4, 2010)
Amendment No. 1 to Schedule TO-I (Filed February 10, 2010)
File No. 005-56641

Dear Ms. Duru:

We are writing on behalf of our client, Extreme Networks, Inc. (the “Company”), in response to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 16, 2010, with respect to the Company’s Schedule TO-I, filed February 4, 2010, and Amendment No. 1 to Schedule TO-I, filed February 10, 2010 (File No. 005-56641). Simultaneously with the filing of this letter, the Company is filing Amendment No. 2 to Schedule TO (“Amendment No. 2”), which incorporates certain of the Company’s responses to the Staff’s comments.

In connection with our client’s response, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The italicized paragraphs below restate the numbered paragraphs in the Staff’s comment letter, and the discussion set out below each such paragraph is the Company’s response to the Staff’s comment.

Response to the Staff’s Comments:

Schedule TO-I

Exhibit 99(A)(1)(A): Offering Memorandum

1.	We note that the company employs persons in its subsidiaries outside of the United States. We also note the limitation placed on participation in the offer to only employees who are resident within the United States. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive

Serving clients globally

Ms. Mellissa C. Duru, Esq.

United States Securities and Exchange Commission

Page Two

guidance in Section II.G.1. of SEC Release 33-8957. If you are relying on the global exempetive order applicable to employee stock option exchanges, please supplementally explain in greater detail how the exclusion of employees in non-US jurisdictions is related to a compensatory purpose. Alternatively, please revise to include such employees in the offer.

In response to the Staff’s comment, the Company supplementally confirms that the Company believes the exclusion of employees resident outside the United States is related to the overall compensatory purpose of the offer and permissible under the Commission’s global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001) (the “Exemptive Order”).

The Company’s goal is to provide its employees throughout the world with competitive compensation arrangements that are designed to reward, motivate and incentivize its employees. However, the Company’s compensation policies, programs and practices for employees are not uniform across all jurisdictions. In some cases, the Company’s compensation policies, programs and practices vary due to local custom, local tax or regulatory requirements, differences in competitive compensation and benefit arrangements or the costs of administering certain compensation and benefit arrangements in a particular jurisdiction. As a result, the Company’s employees in a particular jurisdiction routinely have compensation packages with components that differ in form, type and amount from employees in other jurisdictions. Accordingly, the implementation of or changes in certain compensation arrangements for employees in a particular jurisdiction have not historically been implemented for employees in all other jurisdictions.

In considering and approving the exchange program, the Compensation Committee (the “Compensation Committee”) of the Company’s Board of Directors believed that the program would foster retention of the Company’s valuable employees and engage key employees in the Company’s future success. The Compensation Committee believed that it was critical for the retention and motivation of its key employees to commence the program as soon as possible. However, the Compensation Committee believed that compliance with local tax and other regulatory requirements in foreign jurisdictions would have prevented the program from being conducted on its terms without significant delay and would have been unduly burdensome relative to the benefits of including foreign employees in the program.

Accordingly, the Compensation Committee, in exercising its discretion and business judgment in making decisions regarding compensation matters, concluded that extending the program to employees resident outside the United States would be inconsistent with the compensatory purposes of the exchange offer and the Company’s compensation objectives, which decision the Company believes to be within the Compensation Committee’s discretion and authority. Moreover, the Company believes the exclusion from the program of employees resident outside the United States is permissible under the Exemptive Order, which specifically provides that “Issuers conducting these exchange offers often want the ability to treat option holders differently in order to accomplish their compensation objectives.”

Ms. Mellissa C. Duru, Esq.

United States Securities and Exchange Commission

Page Three

Important, page iv

2.	It would appear that the only means available to optionholders to tender is electronically by making an online election at the offer website. While the document provides contact information that optionholders may use if they have difficulty using the website, there is no indication of the alternative means of tendering being made available to accommodate eligible employees who may not have Internet access or who may be unable to access the online website at a given point in time prior to the expiration date. Please revise your offer accordingly.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Offer to Exchange to include instructions for requesting from the Company paper copies of the offering materials and election form in the event that the optionholders are unable to access the offer website.

In addition, the Company respectfully advises the Staff that all eligible optionholders are employees of the Company. Because

e-mail and internet access are important to the successful operation of the Company’s business, the Company provides its employees with Company e-mail accounts and access to the Company’s intranet site and external websites, and Company employees regularly read their Company e-mails and access the internet in the ordinary course of performing their duties.

Index to Questions and Answers, page 7

Can I withdraw previously surrendered options, page 16

3.	You appear to limit the means of withdrawal to solely the offer website. Please see our prior comment. Please provide us with a legal analysis as to why you believe restricting the means of withdrawing to this process is in compliance with the withdrawal rights incorporated in Rule 13e-4(f)(2). In the alternative, please revise your offer to permit for an alternate mode of withdrawal. We may have additional comments.

In response to the Staff’s comment, the Company has revised its disclosure throughout the Offer to Exchange to include instructions for requesting from the Company paper copies of the offering materials and withdrawal form in the event that the optionholders are unable to access the offer website.

Section 7, Conditions to the Offer, page 27

4.	Please refer to the last paragraph under this heading relating to your ability to waive conditions and failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Ms. Mellissa C. Duru, Esq.

United States Securities and Exchange Commission

Page Four

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company acknowledges and understands that in the event an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will promptly inform holders of eligible options how it intends to proceed, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

5.	Please refer to the comment above. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company’s understanding in your response letter.

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company acknowledges and understands that it may be required to extend the offer and recirculate new disclosure to security holders in the event a material condition is waived and a sufficient number of days do not remain in the offer period.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (206) 839-4824. Thank you very much for your assistance.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael Hutchings
Michael Hutchings
Attorney michael.hutchings@dlapiper.com

cc:	Bob L. Corey, Acting President and Chief Executive Officer, Extreme Networks, Inc.
Diane Honda, Vice President, General Counsel and Secretary, Extreme Networks, Inc.
Harold Clowes, Esq., DLA Piper LLP (US)
Edward Batts, Esq., DLA Piper LLP (US)